AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 1, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
UNDER SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

DELAWARE ENHANCED GLOBAL DIVIDEND AND INCOME FUND
(Name of Subject Company)

DELAWARE ENHANCED GLOBAL DIVIDEND AND INCOME FUND
(Name of Filing Person (Issuer))

COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)

246060107
(CUSIP Number of Class of Securities)

David F. Connor, Esq., Secretary
Delaware Enhanced Global Dividend and Income Fund
100 Independence, 610 Market Street
Philadelphia, Pennsylvania 19106-2354
800-523-1918
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
None

*Set forth the amount on which the filing fee is calculated and state how it was determined.

This filing relates solely to preliminary communications made before the commencement of a tender offer.

/ /
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:
Filing Party:
Date Filed:
/X/	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/ /	third-party tender offer subject to Rule 14d-1.
/X/	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

Press release
PHILADELPHIA, December 1, 2022

For immediate release

Delaware Enhanced Global Dividend and Income Fund announces potential self-tender offer for up to 30% of its shares

Today, Delaware Enhanced Global Dividend and Income Fund  (the “Fund”), a New York Stock Exchange-listed closed-end fund trading under the symbol “DEX”, announced that its Board of Trustees (the “Board”) has authorized an issuer tender offer to purchase for cash up to 30% (or  3,186,291) of its issued and outstanding common shares, without par value (the “tender offer”). The tender offer is contingent on the shareholder approval of Proposal 1, the reorganization of the Fund into arbdn Global Dynamic Dividend Fund (the “Acquiring Fund”), a New York Stock Exchange-listed closed-end fund trading under the symbol “AGD” (the “Reorganization”), at the Fund's upcoming adjourned Special Meeting of Shareholders that will take place on December 12, 2022 (the “Special Shareholder Meeting”).

If shareholder approval of Proposal 1 is obtained at that Special Shareholder Meeting, the tender offer will commence on Thursday, January 12, 2023, and will expire, unless extended, at 5:00pm ET, on Friday, February 10, 2023, and purchases will be made at a price per share equal to 98% of the Fund’s net asset value per share as of the close of trading on the first business day after the expiration of the tender offer.  If more shares are tendered than the amount the Board has authorized to purchase, the Fund will purchase a number of shares equal to the tender offer amount on a pro-rated basis. If shareholder approval of Proposal 1 is not obtained at the Special Shareholder Meeting, the tender offer may not take place.

The Fund’s common shares have recently traded at a discount to their net asset value per share. The current net asset value per share is available on the Fund’s website at delawarefunds.com/closed-end.

The commencement of the tender offer is pursuant to an agreement between the Fund and Bulldog Investors, LLP (“Bulldog”) and certain associated parties. Pursuant to the agreement, Bulldog has agreed to be bound by certain standstill covenants. The Fund has been advised that Bulldog will file copies of the relevant standstill agreement with the U.S. Securities and Exchange Commission (“SEC”) as exhibits to its Schedule 13D.

It is currently expected that if Proposal 1 is approved by shareholders at the Special Shareholder Meeting, the Reorganization will be completed after the tender offer and by the end of the first quarter of 2023, subject to certain customary closing conditions.

Delaware Management Company, a series of Macquarie Investment Management Business Trust, is the investment manager of the Fund.  Aberdeen Asset Managers Limited is the investment adviser of the Acquiring Fund.

This press release is not intended to, and does not constitute an offer to purchase or sell shares of the Fund or Acquiring Fund nor is this press release intended to solicit a proxy from any shareholder of any of the Fund or Acquiring Fund. The solicitation of the purchase or sale of securities or of proxies to effect the Reorganization has only been made by a definitive Proxy Statement/Prospectus of the Fund and Acquiring Fund and a definitive Proxy Statement of the Acquiring Fund.

Shareholders are advised to read the offer to purchase when it is available, as it contains important information. The offer to purchase and other documents filed by the Fund with the SEC, including the Fund’s annual report for the fiscal year ended November 30, 2021, are or will be available without cost at the SEC’s website (sec.gov) or by calling the Fund’s Information Agent.

About the Fund

The Fund is a diversified closed-end fund. The Fund's primary investment objective is to seek current income, with a secondary objective of capital appreciation. Under normal market conditions, the Fund invests globally at least 80% of its assets in a combination of dividend-paying or income-generating securities across multiple asset classes, including but not limited to: equity securities of large, well-established companies; securities issued by real estate companies (including real estate investment trusts and real estate industry operating companies); debt securities (such as government bonds; investment grade and high risk, high yield corporate bonds; and convertible bonds); and emerging market securities. The Fund also uses enhanced income strategies by engaging in dividend capture trading; option overwriting; and realization of gains on the sale of securities, dividend growth, and currency forwards.  There is no assurance that the Fund will achieve its investment objectives.

Under normal market conditions, the Fund will invest: (1) at most 60% of its net assets in securities of US issuers; (2) at least 40% of its net assets in securities of non-US issuers, unless market conditions are not deemed favorable by the Manager, in which case, the Fund would invest at least 30% of its net assets in securities of non-US issuers; and (3) up to 25% of its net assets in securities issued by real estate companies (including real estate investment trusts and real estate industry operating companies). In addition, the Fund utilizes leveraging techniques in an attempt to obtain higher return for the Fund.

About Macquarie Asset Management

Macquarie Asset Management is a global asset manager that aims to deliver positive impact for everyone. Trusted by institutions, pension funds, governments, and individuals to manage more than $US508 billion in assets globally,1 we provide access to specialist investment expertise across a range of capabilities including infrastructure, green investments and renewables, real estate, agriculture and natural assets, asset finance, private credit, equities, fixed income and multi asset solutions.

Advisory services are provided by Delaware Management Company, a series of Macquarie Investment Management Business Trust, a registered investment adviser. Macquarie Asset Management is part of

Macquarie Group, a diversified financial group providing clients with asset management, finance, banking, advisory and risk and capital solutions across debt, equity, and commodities. Founded in 1969, Macquarie Group employs more than 18,000 people in 33 markets and is listed on the Australian Securities Exchange. For more information about Delaware Funds by Macquarie®, visit delawarefunds.com or call 800 523-1918.

Other than Macquarie Bank Limited ABN 46 008 583 542 (“Macquarie Bank”), any Macquarie Group entity noted in this press release is not an authorised deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these other Macquarie Group entities do not represent deposits or other liabilities of Macquarie Bank. Macquarie Bank does not guarantee or otherwise provide assurance in respect of the obligations of these other Macquarie Group entities. In addition, if this press release relates to an investment, (a) the investor is subject to investment risk including possible delays in repayment and loss of income and principal invested and (b) none of Macquarie Bank or any other Macquarie Group entity guarantees any particular rate of return on or the performance of the investment, nor do they guarantee repayment of capital in respect of the investment.

1 As of September 30, 2022

Contacts

Investors	Media contact
Computershare	Lee Lubarsky
866 437-0252	347 302-3000
delawarefunds.com/closed-end	Lee.Lubarsky@macquarie.com

© 2022 Macquarie Management Holdings, Inc.